Laclede Gas Company
720 Olive Street
St. Louis, Missouri 63101
Area Code 314
342-0503

Mary Caola Kullman
Chief Governance Officer
And
Corporate Secretary

May 26, 2010

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:           Laclede Gas Company, File No. 1-1822
Registration Statement on Form S-3 No. 333-165974

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, Laclede Gas Company hereby requests that the effective date of the above referenced registration statement be accelerated so that it may become effective on May 26, 2010 at 5:00 pm or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of Laclede Gas Company.  Laclede Gas Company represents to the SEC that should the SEC or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; and Laclede Gas Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  Laclede Gas Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Laclede Gas Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,

/s/ Mary C. Kullman
MCK:kz